Filed pursuant to Rule 424(b)(7)
File No. 333-129648
Prospectus Supplement No. 3
to Prospectus Dated December 28, 2005
$175,000,000
Euronet Worldwide, Inc.
3.50% Convertible Debentures Due 2025
Common Stock Issuable upon Conversion of the Debentures

This prospectus supplement supplements information contained in the prospectus dated December 28, 2005 relating to the offer and sale from time to time by certain selling security holders of up to $175,000,000 aggregate principal amount of our 3.50% Convertible Debentures Due 2025 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus dated December 28, 2005. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The terms of the debentures are set forth in the prospectus.
The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page 9 of the prospectus. You should consider these Risk Factors before purchasing these securities.
The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, The Bank Insurance Fund or any other governmental agency.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 19, 2006

SELLING SECURITY HOLDERS
The information in the table appearing under the caption “Selling Security Holders” in the prospectus is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus with the information that is set forth below. The information is based solely upon information provided by or on behalf of the selling security holders set forth below, and we have not independently verified such information.
Except as indicated below, none of the selling security holders set forth below has had any position, office or other material relationship with us or our affiliates within the past three years.

	Principal	Principal	Number of	Number of
	Amount of	Amount of	Shares of	Shares of
	Debentures	Debentures	Common Stock	Common Stock
	Beneficially	That May Be	Beneficially	That May Be
Name	Owned($)	Sold($)(1)	Owned(2)(3)	Sold(1)(3)
1976 Distribution Trust FBO A.R. Lauder/Zinterhoter	3,000	3,000	74.11	74.11
2000 Revocable Trust Lauder/Zinterhoter	3,000	3,000	74.11	74.11
Alcon Laboratories	243,000	243,000	6,002.97	6,002.97
Argentum Multistrategy Fund Ltd.-Classic	160,000	160,000	3,952.58	3,952.58
Arlington County Employees Retirement System	456,000	456,000	11,264.84	11,264.84
British Virgin Islands Social Security Board	83,000	83,000	2,050.40	2,050.40
City and County of San Francisco Retirement System	700,000	700,000	17,292.52	17,292.52
City University of New York	71,000	71,000	1,753.96	1,753.96
CNH CA Master Account, L.P.	5,000,000	5,000,000	123,518.00	123,518.00
Grady Hospital Foundation	68,000	68,000	1,679.84	1,679.84
Independence Blue Cross	375,000	375,000	9,263.85	9,263.85
ING Convertible Fund	1,190,000	1,190,000	29,397.28	29,397.28
ING VP Convertible Portfolio	60,000	60,000	1,482.22	1,482.22
McMahon Securities Co., L.P. (5)	1,000,000	1,000,000	24,703.60	24,703.60
New Orleans Fire Fighters Pension/Relief Fund	41,000	41,000	1,012.85	1,012.85
Occidental Petroleum Corporation	153,000	153,000	3,779.65	3,779.65
Policemen and Firemen Retirement System of the City of Detroit	271,000	271,000	6,694.68	6,694.68
Pro Mutual	446,000	446,000	11,017.81	11,017.81
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	—	—	—	—
The Grable Foundation	42,000	42,000	1,037.55	1,037.55
Topaz Fund (4)	5,000,000	5,000,000	123,518.00	123,518.00
Trustmark Insurance	174,000	174,000	4,298.43	4,298.43
(1)	Because a selling security holder may sell all or a portion of the Debentures and common stock issuable upon conversion of the Debentures pursuant to this prospectus, no estimate can be given as to the number or percentage of Debentures and common stock that the selling security holder will hold upon termination of any sales.

(2)	Includes shares of common stock issuable upon conversion of the Debentures.

(3)	The number of shares of our common stock issuable upon conversion of the Debentures assumes a holder would receive the maximum number of shares of common stock issuable in connection with the conversion of the full amount of Debentures held by such holder at the initial conversion rate of 24.7036 shares per $1,000 principal amount of Debentures. This conversion rate is subject to adjustment as described under “Description of the Debentures — Conversion Rights” in the prospectus. Accordingly, the maximum number of shares of common stock issuable upon conversion of the Debentures may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the Debentures; cash will be paid in lieu of fractional shares, if any.

(4)	Affiliate of a broker dealer, based on information provided to us by the selling security holder.

(5)	Based on information provided to us by the selling security holder, such selling security holder is a registered broker-dealer and, as such, deemed to be an underwriter of the Debentures and the underlying common stock within the meaning of the Securities Act. We do not have a material relationship with such selling security holder, and the selling security holder does not have the right to designate or nominate a member or members of our board directors. The selling security holder purchased its Debentures in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilizing transactions involving the purchase or distribution of these securities by such selling security holder.
The selling security holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Debentures or common stock since the date on which the information in the preceding table is presented. Information concerning the selling security holders may change from time to time and any such changed information will be set forth in prospectus supplements or, to the extent required, post-effective amendments to the registration statement.
Each selling security holder who is an affiliate of a broker-dealer has informed us that such selling security holder purchased the securities in the ordinary course of business and, at the time of the purchase of the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.